SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 18, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐

     This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
18 February 2009

Media release
UBS settles US Cross-Border Case with the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC)
UBS is resolving investigations relating to its US cross-border business by entering into a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) and a Consent Order with the US Securities and Exchange Commission (SEC).
Zurich/Basel, 18 February 2009 — Today, UBS announced that it has entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) and a Consent Order with the Securities and Exchange Commission (SEC).
As part of these settlement agreements:
•	UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA.

•	UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements now allow us to do in a lawful, orderly and expeditious manner.

•	UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS) as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls.

•	Pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information will be transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA, who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty.
Under the DPA, the DOJ has agreed that any prosecution of UBS be deferred for a period of at least 18 months, which is subject to extension under certain circumstances, such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain from pursuing charges against UBS relating to the investigation of its US cross-border business. The agreements do not resolve issues concerning the pending “John Doe” summons which the IRS served on UBS in July 2008.

Media Relations
18 February 2009

Additionally, FINMA published today the results of the investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded that UBS violated the requirements for proper business conduct, and it barred UBS from providing services to US resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses and announced that the effectiveness of such a framework will be audited.
The order by FINMA in support of the resolution achieved with the DOJ was instrumental in averting the imminent risk of further negative implications and uncertainties for the bank.
“UBS sincerely regrets the compliance failures in its US cross-border business that have been identified by the various government investigations in Switzerland and the US, as well as our own internal review,” stated Peter Kurer, Chairman of UBS AG. “We accept full responsibility for these improper activities. We are firmly committed to the terms of the settlement agreements we have reached with the DOJ and the SEC. We are determined to fully comply with the terms of these agreements and will complete the process without delay.
“Client confidentiality, to which UBS remains committed, was never designed to protect fraudulent acts or the identity of those clients, who, with the active assistance of bank personnel, misused the confidentiality protections embedded in the QI Agreement with US authorities by providing false declarations regarding their tax status,” Peter Kurer commented.
“It is apparent that as an organization we made mistakes and that our control systems were inadequate,” said Marcel Rohner, Group CEO of UBS. “We will strengthen our compliance programs. UBS seeks to achieve the highest standards of compliance throughout its organization and is committed to fulfilling its obligations under the laws and regulations in every country in which it operates.”
The cost for the settlement will be fully charged to the performance year 2008 and will be reflected in the audited results for 2008 to be published in March 2009.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 18, 2009